Exhibit 99.1

Edge Resources Inc.
(an exploration stage company)
(formerly Guildhall Minerals Ltd.)

Financial Statements
For the years ended
March 31, 2010 and 2009

Contents

Auditors’ Report	2

Financial Statements
Balance Sheets	3
Statements of Loss, Comprehensive Loss and Deficit	4
Statements of Cash Flows	5
Notes to Financial Statements	6 - 21

Deloitte & Touche LLP 3000 Scotia Centre 700 Second Street S.W. Calgary AB T2P 0S7 Canada Tel: (403) 267-1700 Fax: (403) 264-2871 www.deloitte.ca

Auditors' Report

To the Shareholders of
Edge Resources Inc.

We have audited the balance sheet of Edge Resources Inc. as at March 31, 2010 and the statements of loss, comprehensive loss and deficit and cash flows for the year then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2010 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The financial statements as at and for the year ended March 31, 2009 were audited by another firm of Chartered Accountants which expressed an opinion without reservation on those financial statements in their report dated June 5, 2009.

June 11, 2010	Chartered Accountants

EDGE RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2010 AND 2009

EDGE RESOURCES INC.
BALANCE SHEETS

As at March 31,	2010	2009

ASSETS

Current Assets
Cash and cash equivalents	$253,158	$94,822
Accounts receivable	391,966	-
Prepaid expenses and deposits	55,222	-
	700,346	94,822

Promissory note receivable (Note 3)	-	1
Deferred acquisition and financing costs	-	37,164
Property and equipment (Note 4)	2,783,808	-

	$3,484,154	$131,987

LIABILITIES & SHAREHOLDERS' EQUITY

Current Liabilities
Accounts payable & accrued liabilities	$276,251	$30,546
Loan payable	-	80,000
	276,251	110,546

Asset retirement obligation (Note 5)	45,869	-
	322,120	110,546

Shareholders' Equity
Share capital (Note 7 (b))	14,682,308	11,007,218
Warrants (Note 7 (d))	349,907	-
Contributed surplus (Note 7 (e))	553,089	60,000
Deficit	(12,423,270)	(11,045,777)
	3,162,034	21,441

	$3,484,154	$131,987

Nature of Operations and Going Concern Assumption (Note 1)
Commitments (Note 9)

APPROVED BY THE DIRECTORS:

Signed: Darcy Spady	Director

Signed: Ted Konyi	Director

The accompanying notes are an integral part of the financial statements.

EDGE RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2010 AND 2009

EDGE RESOURCES INC.
STATEMENTS OF LOSS,
COMPREHENSIVE LOSS AND DEFICIT

For the years ended March 31,	2010	2009

Revenues
Interest income	$-	$20,426

Expenses
Consulting fees	250,518	47,250
Director fees	19,000	21,500
Exploration tax credits received	-	(2,461)
Foreign exchange loss (gain)	987	(96,408)
General and administration	359,429	143,926
Stock-based compensation	493,089	-
Amortization and accretion	6,677	-
Management fees	-	22,500
Professional fees	247,792	86,562
Write-down of mineral properties	-	33,500
Write-off of acquisition and financing costs	-	268,279
Write-down of note receivable (Note 3)	1	522,350
Write-down of accounts payable	-	(27,430)
	1,377,493	1,019,568

Loss and comprehensive loss for the year	(1,377,493)	(999,142)

Deficit, beginning of year	(11,045,777)	(10,046,635)

Deficit, end of year	$(12,423,270)	$(11,045,777)

Basic and diluted loss per share (Note 7 (f))	$(0.04)	$(0.05)

Weighted average number of shares outstanding	36,127,595	18,218,342

The accompanying notes are an integral part of the financial statements.

EDGE RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2010 AND 2009

EDGE RESOURCES INC.
STATEMENT OF CASH FLOWS

For the years ended March 31,	2010	2009

Cash provided by (used in) operating activities
Loss for the year	$(1,377,493)	$(999,142)
Items not involving cash:
Amortization and accretion	6,677	-
Stock-based compensation	493,089	-
Write-down of mineral properties	1	33,500
Accrued interest on note receivable	-	(16,720)
Write-down of note receivable	-	522,350
Write-down of accounts payable	-	(27,430)
Foreign exchange gain on note receivable	-	(103,031)
	(877,726)	(590,473)

Change in non-cash working capital items related to operating activites	(249,305)	(19,274)
	(1,127,031)	(609,747)

Cash provided by (used in) investing activities
Promissory note receivable	-	(402,600)
Expenditures on property and equipment	(2,707,452)	-
Pre acquisition and financing costs	-	(37,164)
Change in non-cash working capital items related to investing activites	34,230	-
	(2,673,222)	(439,764)

Cash provided by (used in) financing activities
Shares issued for cash	4,215,800	400,000
Share issue costs	(190,803)	-
Loan payable	(80,000)	80,000
Change in non-cash working capital items related to financing activites	13,592	-
	3,958,589	480,000

Increase (decrease) in cash and cash equivalents during the year	158,336	(569,511)

Cash and cash equivalents, beginning of year	94,822	664,333

Cash and cash equivalents, end of year	$253,158	$94,822

Additional information (Note 13)

The accompanying notes are an integral part of the financial statements.

EDGE RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2010 AND 2009

1.  Nature of Operations and Going Concern Assumption

Edge Resources Inc. (the “Company” or “Edge”) (formerly Guildhall Minerals Ltd.) was incorporated under the laws of the Province of British Columbia on September 13, 1968.  The shares of the Company were reinstated for trading on the NEX board of the TSX Venture Exchange and graduated to the TSX Venture Tier 2 on May 27, 2009.  The Company is engaged in the exploration for and the production of crude oil and natural gas in Western Canada.

These financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. During the year ended March 31, 2010, the Company incurred a net loss of $1.38 million, however.  The Company’s ability to continue as a going concern is dependent upon the Company achieving profitable results on an ongoing basis, and the raising of funds from new debt or equity issues to provide it with sufficient resources to fund its operations, commitments (see note 9) and exploration and development activities.  Although management’s efforts to raise capital have been successful in the past, there is no certainty that they will be able to do so in the future. If the Company is unsuccessful in raising additional capital, the Company may have to sell or farm out certain properties. If the Company cannot sell or farm out certain properties, it will be unable to participate with joint venture partners and may forfeit rights to some of its properties.

Production has commenced subsequent to the end of the year, however profitable operations have not yet been achieved.  Management is currently pursuing financing alternatives and believes that financing will be obtained which will allow the Company to fulfill its commitments.  If the going concern basis is not appropriate, adjustments may be necessary to the carrying amounts and classification of the Company’s assets and liabilities.

Property and equipment is recognized in these financial statements in accordance with the accounting policies described in Note 2. Accordingly, the carrying values represent costs incurred to date, net of write-downs, and do not necessarily reflect present or future values. The continued operations of the Company and the recoverability of amounts shown for the properties is dependent upon the existence of economically recoverable reserves and the availability of resources to continue its exploration for and development of crude oil and natural gas.

These financial statements do not reflect the adjustments to the amounts and classifications of the assets and liabilities that would be necessary if the Company were unable to continue operations for the foreseeable future and such adjustments may be significant.

2. Significant Accounting Policies

The financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  The financial statements have, in management’s opinion, been properly prepared using careful judgment with reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

(a)  Cash and cash equivalents

Short-term investments with initial maturities less than three months are considered to be cash equivalents and are recorded at fair value.

EDGE RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2010 AND 2009

2.  Significant Accounting Policies - continued

(b)  Financial instruments

The Company classifies all financial instruments as held-to-maturity, available-for-sale, held-for-trading, loans and receivables, or other liabilities. Financial assets held to maturity, loans and receivables, and other liabilities, other than those classified as held-for-trading or available-for-sale, are measured at fair value on inception and then subsequently carried at amortized cost except to recognize other than temporary impairment. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Instruments classified as held-for-trading are measured at fair value with unrealized gains and losses recognized in the Statements of Loss.

The Company has classified its financial instruments as follows:

Cash and cash equivalents	Held-for-trading
Accounts receivable	Loans and receivables
Accounts payable and accrued liabilities	Other liabilities
Loan payable	Other liabilities
Transaction costs are expensed as incurred for financial instruments classified as held for trading.  For other financial instruments, transaction costs are capitalized on initial recognition.

Comprehensive loss is the change in equity of the Company during the period as a result of transactions and other events and circumstances from non-owner sources.  There were no comprehensive loss items during the years ended March 31, 2010 and 2009; accordingly, comprehensive loss is equal to net loss.

(c)  Joint interests

The Company conducts substantially all of its crude oil and natural gas exploration and production activities through joint interests, and the accounts reflect only its proportionate interest in such activities.

(d)  Property and equipment

(i)       Crude oil and natural gas properties

The Company follows the full cost method of accounting. All costs of acquiring crude oil and natural gas properties and related exploration and development costs, including overhead charges directly related to these activities, are capitalized and accumulated in one cost center. The costs associated with the acquisition and evaluation of unproved properties are excluded from the depletion base, until such time when proved reserves can be assigned to these assets or impairment occurs. Maintenance and repairs are charged against income (loss), and renewals and enhancements that extend the economic life of the property and equipment are capitalized.

Gains and losses are not recognized on disposition of crude oil and natural gas properties unless that disposition would alter the rate of depletion by 20% or more.

EDGE RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2010 AND 2009

2.  Significant Accounting Policies (continued)

(d)   Property and equipment (continued)

The Company applies a two-stage ceiling test at least annually to capitalized costs to ensure that such costs do not exceed the undiscounted future cash flows from production of proved reserves. Undiscounted future cash flows are calculated based on management’s best estimate of forward indexed prices applied to estimated future production of proved reserves, less estimated future operating costs, royalties, future capital development costs and abandonment costs. When the carrying amount of a cost centre is not recoverable the second stage of the process will determine the fair value of the cost centre and its carrying amount would be written down to this amount. The second stage requires the calculation of discounted future cash flows from proved plus probable reserves. The fair value is estimated using accepted present value techniques, which incorporate risks and other uncertainties when determining expected cash flows.

The cost of unproved properties is excluded from the preceding impairment test, and is subject to its own impairment test on at least an annual basis.

(ii)	Furniture and equipment

Furniture and equipment are recorded at cost less accumulated amortization. Amortization is provided at rates designed to amortize the cost of the assets over their estimated useful lives as follows:

Computer equipment	-	30%, declining balance
Computer software	-	50%, declining balance

(e)    Depletion and amortization

Capitalized costs of proved crude oil and natural gas properties are depleted using the unit of production method based on estimated proved crude oil and natural gas reserves before any royalty deductions as determined by independent engineers. The basis for this calculation includes the estimated future development costs of proved undeveloped reserves. Natural gas is converted using the equivalent of six thousand cubic feet of natural gas to one barrel of crude oil.

(f)    Asset retirement obligation

The Company recognizes the estimated fair value of an asset retirement obligation (“ARO”) in the period in which it is incurred.  The fair value of the estimated ARO is recorded as a liability with a corresponding increase in the carrying amount of the related asset. ARO obligations are initially measured at fair value and subsequently adjusted for the accretion and any changes to the underlying cash flows. The capitalized amount is depleted on a unit-of-production basis over the life of the proven reserves. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to earnings (loss) in the period. Revisions to the estimated timing of cash flows or to the original estimated undiscounted cost would also result in an increase or decrease to the ARO and the capitalized amount. Actual costs incurred are charged against the ARO to the extent of the recorded liability. Any difference between the actual costs incurred and the recorded liability is recognized as a gain or loss in the period in which the costs are incurred.

EDGE RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2010 AND 2009

2. Significant Accounting Policies (continued)

(g)   Income taxes

The Company follows the liability method of accounting for income taxes. Under this method, future income taxes are based on the differences between assets and liabilities reported for accounting purposes and those reported for income tax purposes. The rates used in the future income tax calculation are substantively enacted at the time of the calculation. The effect of a change in rates on future tax assets and liabilities is recognized in income (loss) in the period in which the change occurs. Future income tax assets are calculated and if realization is not considered more likely than not, a valuation allowance is provided.

(h)   Warrants

The Company issues share purchase warrants from time to time.  These warrants are measured and recorded as equity instruments at fair value using a Black-Scholes pricing model.

(i)    Revenue recognition

Revenues associated with the sale of crude oil and natural gas are recognized when title and risks and rewards of ownership passes from the Company to its customers. The costs associated with the delivery, including operating, transportation and production-based royalty expenses, are recognized in the same period in which the related revenue is earned and recorded.

(j)    Stock-based compensation and other stock-based payments

The Company uses the fair value method of accounting for the share option plan (Note 7). Under this method, compensation cost is measured at fair value using a Black Scholes option pricing model at the date of grant and expensed over the vesting period of the option.  The Company does not incorporate an estimated forfeiture rate for stock options that will not vest but instead accounts for forfeitures as a change in estimate in the period in which they occur.

Transactions to acquire goods or services by granting equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instruments, whichever is more reliably measured. The asset or cost is recognized in the same period as if the Company had paid cash for the goods and services.

(k)   Per share amounts

Basic loss per common share is computed by dividing earnings (loss) from operations by the weighted average number of common shares outstanding for the period.

The Company uses the treasury stock method to determine the dilutive effect of stock options and other dilutive instruments. This method assumes that proceeds received from the exercise of in-the-money stock options and other instruments, are used to repurchase common shares at the average market price of the period.  Diluted earnings (loss) per share are computed by giving effect to the potential dilution that would occur if stock options and other dilutive instruments were exercised.

EDGE RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2010 AND 2009

2.  Significant Accounting Policies (continued)

(l)    Measurement uncertainty

The preparation of financial statements in accordance with Canadian generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates. The Company’s most significant areas of estimation are asset retirement obligations, stock based compensation expenses, valuation of accounts receivable, completeness and accuracy of accounts payable and accrued liabilities, and the valuation of crude oil and natural gas properties.

The value of the asset retirement obligation depends on estimates of credit adjusted risk free interest rates, future restoration and reclamation expenditures and the timing of expenditures.

The Black Scholes option valuation model was developed for use in estimating the fair value of traded options and warrants which have no vesting restrictions and are fully transferable. Option valuation models require the input of highly subjective assumptions including the expected stock price volatility.

Amounts recorded for depletion, amortization and accretion and amounts used for the ceiling test calculation and impairment of unproven properties are based on estimates of crude oil and natural gas reserves and future costs required to develop and reclaim and abandon those reserves and explore unproven properties.

The financial statements include accruals based on the terms of existing joint venture agreements. Due to varying interpretations of the definition of terms in these agreements the accruals made by management in this regard may be significantly different from those determined by the Company’s joint venture partners. The effect on the financial statements resulting from such adjustments, if any, will be reflected prospectively.

By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

(m)   Changes in accounting policies

(i) Adopted in 2010

Goodwill and Intangible Assets

As of April 1, 2009, the Company has adopted Handbook Section 3064 “Goodwill and Intangible Assets” which replaced Handbook Section 3062 “Goodwill and Other Intangible Assets” and Handbook Section 3450 “Research and Development Costs”.  This Section clarifies the criteria for recognizing assets, intangible assets and internally developed assets.  Items no longer meeting the definition of an asset are not recognized with assets.  The provisions relating to the definition and initial recognition of intangible assets are equivalent to the corresponding provisions of International Accounting Standard 38 “Intangible Assets”.  At the time of adoption there was no effect on the financial statements.

EDGE RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2010 AND 2009

2.    Significant Accounting Policies (continued)

(m)   Changes in accounting policies (continued)

(i) Adopted in 2010 (continued)

Financial Instruments – Amended Disclosures

Effective April 1, 2009 the Company adopted CICA issued amendments to Handbook Section 3862, “Financial Instruments – Disclosures”. The amendments include enhanced disclosures relating to the fair value of financial instruments and the liquidity risk associated with financial instruments. Section 3862 now requires that all financial instruments measured at fair value be categorized into one of three hierarchy levels. Refer to Note 11 Financial Instruments and Financial Risk Management for enhanced fair value disclosures.

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

On April 1, 2009, the Company adopted the CICA’s EIC-173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”. The EIC provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments. The adoption of this EIC had no impact on the Company’s financial statements.

(ii) Recently issued

International Financial Reporting Standards

On February 13, 2008, the Accounting Standards Board confirmed the date of changeover from GAAP to International Financial Reporting Standards (“IFRS”). Canadian publicly accountable enterprises must adopt IFRS for their interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company is currently undergoing its IFRS conversion process.

Business combinations

In December 2008, the CICA issued section 1582 “Business Combinations”, which will replace CICA section 1581 of the same name.  Under this guidance, the purchase price used in a business combination is based on the fair value of shares exchanged at their market price at the date of the exchange. Currently the purchase price used is based on the market price of the shares for a reasonable period before and after the date the acquisition is agreed upon and announced. This new guidance generally requires all acquisition costs to be expensed, which currently are capitalized as part of the purchase price. Contingent liabilities are to be recognized at fair value at the acquisition date and re-measured at fair value through earnings (loss) each period until settled. Currently only contingent liabilities that are resolved and payable are included in the cost to acquire the business. In addition, negative goodwill is required to be recognized immediately in earnings (loss), unlike the current requirement to eliminate it to the extent possible, by deducting it from non-current assets in the purchase price allocation. Section 1582 will be effective for the Company on April 1, 2011.  The adoption of this standard is not expected to impact the financial statements.

EDGE RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2010 AND 2009

2. Significant Accounting Policies (continued)

(m)   Changes in accounting policies (continued)

(ii) Recently issued (continued)

Change in Accounting Policy: 3855

In July 2009, the CICA amended section 3855, “Financial Instruments – Recognition and Measurement”, in relation to the impairment of financial assets. Amendments to this section have revised the definition of “loans and receivables” and provided that certain conditions have been met, permits reclassification of financial assets from the held-for trading and available-for-sale categories into the loans and receivables category. The amendments also provide one method of assessing impairment for all financial assets regardless of classification. The Company adopted this standard prospectively effective March 31, 2010. The adoption of this section had no effect on the results of operations or financial position of the Company.

3. Promissory Note Receivable

Pursuant to a loan agreement dated July 16, 2008, the Company loaned $504,520 (US $400,000) by way of promissory note to British American Natural Gas Corporation.  This loan was in conjuction with a proposed transaction.  The loan, together with interest at a rate of 5% per annum is due on July 6, 2010.

Management determined that collection of the amount was uncertain and it was therefore written down to $1 in the prior period.  The remaining amount has been written off in the current period.

4. Property and Equipment

		Accumulated
		depletion, amortization	Net
March 31, 2010	Cost	and impairment	book value

Crude oil and natural gas properties	$2,767,413	$-	$2,767,413
Computer equipment	14,172	2,362	11,810
Computer software	5,502	917	4,585

	$2,787,087	$3,279	$2,783,808

General and administrative costs related to exploration and development activities of $469,479 have been capitalized during the year ended March 31, 2010 (March 31, 2009 - $nil).

On May 26, 2009, the Company acquired, in an arm’s length transaction, petroleum and natural gas rights, certain tangibles and other miscellaneous interests for consideration equal to $1.5 million.  The Company’s working interest in the oil and gas assets consists of 50% in two sections and 100% in five sections, all of which contain drilled, cased and completed wells.

At March 31, 2010, the Company had not yet achieved production.  As such, no amount for depletion has been recorded.

The Company applied the ceiling test to its crude oil and natural gas properties at March 31, 2010 and no impairment was required.

EDGE RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2010 AND 2009

4. Property and Equipment (continued)

The following table outlines benchmark prices used in the ceiling test at March 31, 2010 (all of the Company’s reserves are natural gas reserves, so only natural gas pricing was used for the ceiling test):

Year	2010	2011	2012	2013	2014	Thereafter
Natural Gas-ACEO CDN $/Mcf	$4.74	$5.66	$6.53	$6.78	$7.04	+2.0%/year

All barrels of oil equivalent conversions are derived by converting natural gas to crude oil in the ratio of six thousand cubic feet of natural gas to one barrel of crude oil.

5. Asset Retirement Obligation

The following table presents the continuity of the beginning and ending aggregate carrying amount of the obligation associated with the retirement of crude oil and gas properties.

	2010	2009
Asset retirement obligation, beginning of year	$-	$-
Liabilities incurred	42,471	-
Accretion expense	3,398	-
Asset retirement obligation, end of year	$45,869	$-

The undiscounted amount of cash flows, required over the estimated reserve life of the underlying assets, to settle the obligation, adjusted for inflation, is estimated at $105,990 (2009 - $nil). The obligation was calculated using a credit-adjusted risk free discount rate of 8% and an inflation rate of 2%. It is expected that this obligation will be funded from general Company resources at the time the costs are incurred with the majority of costs expected to occur around the year 2026.

6. Income taxes

(a)
Income tax expense differs from that which would be expected from applying the effective Canadian federal and provincial 2010 income tax rates of 29.00% (2009 – 31.00%) to loss before income taxes as follows:

	2010	2009

Net loss before taxes	$(1,377,493)	$	(999,142)
Combined federal and provincial tax rate	29.00%		31.00%

Expected income tax (recovery)	$(399,473)		$(309,734)
Increase (decrease) resulting from:
Change in valuation allowance	206,844		(84,380)
Other adjustments	43,194		393,804
Non-deductible items	149,435		310
Provision for income taxes (recovery)	$-		$-

EDGE RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2010 AND 2009

6.  Income taxes (continued)

(b)	Significant components of the future income tax asset include the following:

	2010	2009
Property and equipment and asset retirement obligations	$726,986	$703,789
Share issuance costs	38,161	-
Other reserves	-	109,020
Non-capital losses	809,671	555,165
Valuation allowance	(1,574,818)	(1,367,974)
	$-	$-

(c)	At the end of the year, subject to confirmation by income tax authorities, the Company has approximately the following undeducted tax pools:

	2010	2009

Cumulative Canadian exploration expenditures	$1,757,281	$711,483
Cumulative Canadian crude oil and natural gas property expenditures	1,267,181	-
Cumulative Canadian development expenditures	310,311	231,685
Undepreciated capital cost	363,552	-
Cumulative eligible capital	187,124	201,209
Non-capital losses carried forward	3,238,682	2,135,250
Undeducted share issue costs carried forward	152,642	-
	$7,276,773	$3,279,627

The non deductible losses expire as follows:

Year	$
2014	141,214
2015	88,880
2026	125,055
2027	723,705
2028	160,925
2029	671,826
2030	1,327,077
Total	3,238,682

These pools are deductible from future income at rates prescribed by the Canadian Income Tax Act.

7. Equity Instruments

(a)    Authorized:  Unlimited number of voting common shares without par value
Unlimited number of preferred shares issuable in series

EDGE RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2010 AND 2009

7. Equity Instruments (continued)

(b)    Issued and outstanding:

	2010		2009
Share Capital - Common Shares	Number	Amount	Number	Amount
Balance, beginning of year	24,643,012	$11,007,218	16,643,012	$10,607,218
Shares issued for cash	18,249,909	4,215,800	8,000,000	400,000
Unit value attributed to warrants	-	(277,857)	-	-
Share issue costs paid in cash	-	(190,803)	-	-
Share issue costs paid in stock	218,890	-	-	-
Share issue costs paid in warrants	-	(72,050)	-	-
Balance, end of year	43,111,811	$14,682,308	24,643,012	$11,007,218

(i)	In January, 2009, the Company completed a non-brokered private placement of 8,000,000 common shares at a price of $0.05 per share, for gross proceeds of $400,000.

(ii)
In May, 2009, the Company completed a private placement of 12,182,912 common shares at a price of $0.25 per share, for gross proceeds of $3,045,750.  The Company paid a cash commission to certain finders equal to 7% of the gross proceeds of the private placement which totaled $151,603 as well as issuing 662,410 finders warrants.  Each warrant, entitles the holder to purchase one common share of the Company at a price of $0.30 per common share for a period of 12 months following the closing on the transaction.  The fair value of the warrants totaling $47,655 was recorded as share issue costs.

(iii)
In October, 2009, the Company completed a financing consisting of the issuance of 2,000,000 common shares at a price of $0.28 per share, for gross proceeds of $560,000.  The Company paid a cash commission of $39,200 and issued 140,000 broker warrants, with each broker warrant being exercisable into one common share at $0.28 for a period of one year following the closing on the transaction.  The securities issued were subject to a hold period ending February 15, 2010.  The fair value of the warrants totaling $9,440 has been recorded as share issue costs.

(iv)
In March, 2010, the Company completed a private placement consisting of the issuance of 4,066,997 Units at a price of $0.15 per Unit, for gross proceeds of $610,050.  Each Unit comprises of one common share and on purchase warrant.  Each purchase warrant is exercisable into one common share of the Company at $0.20 for a period of one year following the closing on the transaction.  The Company paid a commission of 7% of the proceeds secured by the broker via the issuance of 218,890 broker warrants.  Each broker warrant is exercisable into one common share at $0.20 for a period of one year following the closing on the transaction.

The basket purchase method has been used to value the transaction.  As a result the value of the Units has been divided with $277,857 being attributed to the warrants and the remaining $332,193 being recorded in share capital.  The fair value of the broker warrants totaling $14,955 has been recorded as share issue costs.

EDGE RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2010 AND 2009

7. Equity Instruments (continued)

(c)    Stock options

On September 1, 2005 the Company adopted a stock option plan which provides for the granting of incentive stock options up to a maximum of 10% of the Company’s issued and outstanding common shares.  The vesting requirements and terms of the options are set by the Board on the grant date.  For the 2010 year, all options issued had one quarter vest immediately, with one quarter vesting on each of the six, twelve, and eighteen months from the date of issue.  The following options are outstanding as at March 31, 2010 and 2009 respectively:

	2010		2009
	Number	Weighed average exercise price	Number	Weighed average exercise price
Options
Balance, beginning of year	-	$-	-	$-

Issuance of options	3,900,000	0.30	-	-
Forfeited options	(300,000)	0.30	-	-
Expired options	(100,000)	0.30	-	-
Balance, end of year	3,500,000	$0.30	-	$-

Exercisable, end of year	1,650,000	$0.30	-	$-

Subsequent to March 31, 2010, 200,000 options were issued with an exercise price of $0.30 for a term of five years, and 100,000 options were issued with an exercise price of $0.35 for a term of two years.

No options were issued during the 2009 fiscal year.  The fair value of stock options is estimated using a Black Scholes option pricing model with the following weighted average assumptions for the 2010 year are:

Options
2010
Risk free interest rate	2.6%
Expected dividend rate	0%
Expected stock price volatility	70%
Expected life (years)	5 years
Weighted-average grant-date fair value per share of options granted	$0.18

EDGE RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2010 AND 2009

7. Equity Instruments (continued)

(d)   Warrants

	2010		2009
	Number	Amount	Number	Amount
Warrants
Balance, beginning of year	-	$-	-	$-

Issuance of broker warrants	1,021,300	72,050	-	-
Issuance of warrants	4,066,997	277,857	-	-
Balance, end of year	5,088,297	$349,907	-	$-

As at March 31, 2010, the following warrants were outstanding and exercisable:

Number of Warrants		Exercise price	Expiry date

662,410	*	$0.30	May 28, 2010
140,000	*	$0.28	October 14, 2010
218,890	*	$0.20	March 10, 2011
4,066,997		$0.20	March 10, 2011
5,088,297		$0.22

* - indicates broker warrants issued in respect of financings.

Subsequent to March 31, 2010, 566,160 warrants were exercised and 96,250 warrants expired unexercised.

No warrants were issued during the 2009 fiscal year.  The fair value of warrants is estimated using the Black Scholes option pricing model with the following weighted average assumptions for the 2010 year are:

	Warrants	Broker warrants
Risk free interest rate	1.36%	1.14%
Expected dividend rate	nil	nil
Expected stock price volatility	60%	60%
Expected warrant life (years)	1 year	1 year
Weighted-average grant-date fair value per warrant granted	$0.07	$0.07

(e)    Contributed Surplus

	2010	2009
Balance, beginning of year	$60,000	$60,000
Stock compensation expense	493,089	-
Balance, end of year	$553,089	$60,000

EDGE RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2010 AND 2009

7. Equity Instruments (continued)

(f)  Loss per share

Basic per share calculations are based on the weighted average number of common shares outstanding during the year ended March 31, 2010 of 36,127,595 (2009 – 18,218,342).  3,500,000 options and 5,088,297 warrants have been excluded from the diluted loss per share computation as they are anti-dilutive due to the Company being in a loss position.

8. Related Party Transactions

Except as disclosed elsewhere, the Company had the following transactions with related parties:

(a)
For the year ended March 31, 2010, the Company incurred $154,160 (2009 - $nil) in management and engineering consulting fees from a private company in which a director and officer of the Company is the principal shareholder.  Of these fees $131,295 (2009 - $nil) has been capitalized to property and equipment with the remaining $22,865 included in consulting fees on the statement of operations.

(b)
For the year ended March 31, 2010, the Company incurred $43,500 (2009 - $nil) in management and accounting consulting fees from a private company in which a director and officer of the Company is the principal shareholder.  These fees have been included in consulting fees on the statement of operations.

(c)
For the year ended March 31, 2010, the Company incurred $25,000 (2009 - $nil) in consulting fees from a private company in which a director of the Company is the principal shareholder.  These fees were in regards investor relations expenses and have been included in general and administrative expenses on the statement of operations.

(d)
For the year ended March 31, 2010, the Company incurred $62,186 (2009 - $nil) in legal fees from a law firm in which a director of the Company is a principal.  These fees have been included in professional fees on the statement of operations.  Accounts payable and accrued liabilities as at March 31, 2010 includes $12,176 with respect to these fees.

(e)
For the year ended March 31, 2010, the Company incurred $19,000 (2009 - $nil) in fees from a director of the Company.  These fees were for time spent on various projects and serving on certain committees.  These fees have been included in general and administrative expenses on the statement of operations.

(f)
For the year ended March 31, 2010 the Company incurred $91,775 in office and rental fees from Poplar Point Energy Ltd., a company related by virtue of certain common officers and directors.  These fees have been included in general and administrative expenditures.  Accounts payable and accrued liabilities as at March 31, 2010 includes $35,040 with respect to these fees.

All related party transactions are in the normal course of operations and have been measured at the agreed to exchange amounts, which is the amount of consideration established and agreed to by the related parties.

EDGE RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2010 AND 2009

9. Commitments

Except as disclosed elsewhere, the Company has the following commitments:

(a)
The Company signed a lease for premises commencing August 1, 2010 and expiring June 29, 2012.  The lease calls for basic rent in the amount of $1,751 per month over the term of the lease with the first three months of occupancy free.  The lease also requires the Company to pay their share of monthly operating costs.  The future minimum lease payments, exclusive of occupancy costs are as follows:

2010	$8,755
2011	$21,012
2012	$10,506

(b)	The Company signed a lease for equipment commencing May 1, 2010 and expiring April 30, 2013. The lease calls for payments in the amount of $290 per month over the term of the lease.

(c)
The Company has entered into a drilling commitment whereby the Company must drill seven wells prior to October 31, 2010.  For each well not spudded by this date, a $25,000 per well penalty will apply.  In addition, a $1,500 per month per well penalty will be assessed the Company for each well not brought onto test production.  Subsequent to the balance sheet date, the Company began surveying locations these wells and is currently nearing the drilling phase.

(d)
The Company has entered into a drilling commitment whereby the Company must drill four wells with the first well spud date being no later than September 30, 2010 and each of the three wells spudded one per quarter for the next three consecutive subsequent quarters.  Should these wells not be completed in the allotted timeframe, the Company will forfeit its working interest in these wells and may have to pay $150,000 in liquidated damages.  These wells have not yet been drilled.

(e)
In the ordinary course of business, the Company enters into contracts which contain indemnification provisions, such as loan agreements, purchase contracts, service agreements, licensing agreements, asset purchase and sale agreements, operating agreements, leasing agreements, asset use agreements, industry farm-out agreements, etc. In such contracts, the Company may indemnify counter-parties to the contracts if certain events occur. These indemnification provisions vary on an agreement by agreement basis. In some cases, there are no pre-determined amounts or limits included in the indemnification provisions and the occurrence of contingent events that will trigger payment under them is difficult to predict. Therefore, the maximum potential future amount that the Company could be required to pay cannot be estimated.

(f)
Under the terms of certain agreements and the Company’s by-laws the Company indemnifies individuals who have acted at the Company’s request to be a director and/or officer of the Company, to the extent permitted by law, against any and all damages, liabilities, costs, charges or expenses suffered by or incurred by the individuals as a result of their service.  The claims covered by such indemnifications are subject to statutory and other legal limitation periods.  The nature of the indemnification agreements prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay to beneficiaries of such indemnification agreements.

EDGE RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2010 AND 2009

10.  Contingencies

The Company is subject to various regulatory and statutory requirements relating to the protection of the environment. These requirements, in addition to contractual agreements and management decisions, result in the accrual of estimated future removal and site restoration costs. Any changes in these estimates will affect future earnings.

Costs attributable to these commitments and contingencies are expected to be incurred over an extended period of time and are to be funded mainly from the Company’s cash provided by operating activities. Although the ultimate impact of these matters on operations cannot be determined at this time, it could be material for any one quarter or year.

11.  Financial Instruments

As disclosed in Note 2, the Company holds various forms of financial instruments. The nature of these instruments and the Company’s operation expose the Company to commodity price risk, credit risk, liquidity risk, and market risk. The Company manages its exposure to these risks by operating in a manner that minimizes its exposure to the extent practical.

(a)	Commodity Price Risk

The Company is subject to commodity price risk for the delivery of crude oil and natural gas. The Company may manage and minimize the risk by entering into various joint ventures with sub-participants. As at March 31, 2010 and 2009, the Company has not entered into any future commodity price contracts.

(b)	Credit Risk

Credit risk is the risk that a customer or counterparty will fail to perform an obligation or fail to pay amounts due causing a financial loss.  The Company manages their accounts receivable risk by attempting to deal with reputable partners and by collecting their accounts receivable on a timely basis.  A significant portion of the Company’s cash is held with the same financial institution, and as such, the Company is exposed to concentration of credit risk.  The Company maintains a deposit held by a single counterparty which is a crown corporation.

The Company has funded 100% of the costs to drill and complete certain wells.  However, the Company has encountered an unusual delay in informing joint venture partners of costs which must be repaid to the Company.  Currently, $279,365 is included in accounts receivable representing a weighted average working interest of 72% which is not controlled by the Company.  Once the joint venture partners are informed of their portion, they may elect to go penalty on their working interest.  As such, there is no guarantee that this amount will be collected.  Any parties electing to go penalty on their working interest would result in their working interest being transferred to the Company until certain conditions are met.

(c)	Liquidity Risk

The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company’s holdings of cash and cash equivalents. The Company’s cash and cash equivalents are invested in interest bearing business accounts that are available on demand.  At March 31, 2010 the Company’s financial liabilities were comprised of accounts payable and accrued liabilities which have a maturity of less than one year.

EDGE RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2010 AND 2009

11. Financial Instruments (continued)

(d)	Market Risk

The Company is subject to normal market risks including fluctuations in interest rates on its cash and cash equivalents. While the Company manages its operations in order to minimize exposure to these risks, the Company has not entered into any derivatives or contract to hedge or otherwise mitigate this exposure.

(e)	Fair Value of Financial Instruments

The methods and assumptions used to develop fair value measurements for those financial instruments carried at fair value in the balance sheet have been prioritized into three levels of a fair value hierarchy included in Section 3862 of the CICA Handbook.  Level one includes quoted prices (unadjusted) in active markets for identical assets or liabilities, level two includes inputs that are observable other than quoted prices included in level one and level three includes inputs that are not based on observable market data.  The Company’s cash and cash equivalents is a level one fair value measurement.  The fair values of financial instruments consisting of cash and cash equivalents, accounts receivable, deposits, accounts payable and accrued liabilities approximate their carrying values due to their short-term nature.

12.  Capital Disclosures

The Company’s objective with the management of its capital is to allow it to maintain investor, creditor and market confidence and to sustain future development of the business.  The Company seeks to maintain a balance between the level of debt and shareholders’ equity to ensure access to capital to fund growth and working capital given the cyclical nature of the oil and gas sector. The capital structure consists of shareholders’ equity comprised of share capital, share purchase warrants, contributed surplus and deficit which totaled $3,162,035 at March 31, 2010 (March 31, 2009 - $21,441).  Management monitors its available cash and compares the amount to the short term and long term capital requirements.  Management then determines the best course of action for the Company and makes adjustments to the capital structure.  The Company currently has no credit facilities in place, no bank indebtedness or long-term debt and as such has no external capital requirements.

13.  Supplemental Cash Flow Information
Changes in non-cash working capital were comprised of the following:
	2010	2009

Accounts receivable	$(391,966)	$-
Prepaid expenses	(55,222)	-
Accounts payable and accrued liabilities	245,705	39,188
Net change	$(201,483)	$39,188

Net change by activity
Operating	$(249,305)	$39,188
Financing	13,592	-
Investing	34,230	-
Net change	$(201,483)	$39,188
The Company did not receive any interest any interest income, nor did it pay any taxes.

The Company’s cash and cash equivalents as at March 31, 2010 and 2009 consisted entirely of deposits at a financial institution.